# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### December 6, 2011

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Auxilium Pharmaceuticals, Inc.

### File No. 000-50855 - CF#27333

_____

Auxilium Pharmaceuticals, Inc**.** submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on September 1, 2011.

Based on representations by Auxilium Pharmaceuticals, Inc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

|  |  |
|---|---|
| Exhibit 10.1 | through August 31, 2014 |
| Exhibit 10.2 | through August 31, 2021 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Jennifer Riegel
Special Counsel